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Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com

August 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren Nguyen

Re:	SFX Entertainment, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 29, 2013
File No. 333-189564

Dear Ms. Nguyen:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 20, 2013 (the “Comment Letter”), relating to the Company’s second amendment (such amendment, “Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on August 12, 2013.  The Registration Statement was first publicly filed on June 25, 2013, as amended on July 18, 2013 and August 12, 2013, and had initially been submitted confidentially to the Commission on November 13, 2012, as amended on April 25, 2013.  This letter accompanies the third amendment to the Registration Statement publicly filed with the Commission on August 30, 2013 (such amendment, “Amendment No. 3”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 3 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 3.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

General

1.                                      Please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Registration Statement as required by Rule 3-12 of Regulation S-X, by including the Company’s interim financial statements as of and for the three and six months ended June 30, 2013. The Company has also included interim financial statements as of and for the six months ended June 30, 2013 for the target companies the Company considers to be probable acquisitions.

Risk factors, page 14

Our investments in the ID&T Business and the ID&T JV could be adversely affected, page 32

2.                                      We note the disclosure on page 32 indicating that under the terms of the shareholders agreement that will govern the ID&T Business following the completion of the acquisition, you will have the right to appoint a co-Chief Executive Officer and the Chief Financial Officer and the other interest holders will have the right to appoint a co-Chief Executive Officer and the Chief Creative Officer. We also note that the ID&T JV and ID&T Business is required to be generally managed by a board of directors or board of managers and although you will be entitled to appoint a majority of the board of each of these entities, most board decisions will require the consent of the managers appointed by the minority interest holders. We further note that as a result, your ability to control key decisions relating to the operation and development of the ID&T business will be limited. Given the above factors, please explain in detail why you believe you have control over ID&T and will have control over the ID&T J.V. following completion of the acquisition of an additional interest in ID&T, and should therefore consolidate these entities in your consolidated financial statements. Refer to the guidance outlined in ASC 810-10-25 and ASC 970-810-25. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company applied the guidance in ASC 810-10-25 in determining that consolidation is appropriate.  In applying this guidance it was determined that the ID&T JV is a variable interest entity (VIE) as a result of the need to obtain funding for its operations. In order to evaluate whether consolidation is appropriate the Company must determine which of the parties (if any) is the primary beneficiary of the VIE. In accordance with the guidance in ASC-810-10-25-38A, the primary beneficiary should have (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE or the right to receive benefits that could potentially be significant to the VIE. In applying this guidance, the Company concluded it has both the power to direct the significant activities of the ID&T JV and the obligation to absorb losses and receive the significant benefits of the ID&T JV.

The Company has both the obligation to absorb losses of the ID&T JV and receive benefits that could potentially be significant to the ID&T JV.  The Company is solely required to fund the operations of the ID&T JV.  This is a contractual commitment of the Company, and an obligation that is not shared by the other party.  Any failure by the Company to fund the operations of the ID&T JV would result in the cessation of the ID&T JV’s operations.  As a result, it is the Company’s obligation only to absorb the ID&T JV losses.  To date, the ID&T JV has generated losses, which the Company has absorbed.  The importance of this obligation is reflected in the ID&T JV’s order of distribution, which provides that additional surplus cash distributions will first be allocated to repay 50% of any amount owed under loans to the ID&T JV by the Company prior to providing the prorated distributions on equity interests to the Company and ID&T. As majority owner, the Company will receive the majority of distributions on equity interests made by the ID&T JV.

As the Company is required to absorb the losses of the ID&T JV, if the Company were not permitted to consolidate the ID&T JV, the ID&T JV’s results would not appear in the Company’s consolidated financial statements. This result would be counter to the intention of the guidance which is to assure that all obligations of an entity are included in the consolidated balance sheet and statement of operations.  Essentially, an inability to consolidate would result in the Company funding the liabilities of an off-balance sheet entity.

In examining the other prong of ASC-810-10-25’s guidance, the Company considered the design and purpose of the ID&T JV and the risks it was designed to create and pass to the ID&T JV holders. The ID&T JV was designed so that the Company could bring ID&T’s brands to North America and provide the ID&T JV with the Company’s knowledge and experience related to the North American markets and sponsorship revenue to generate profits for the ID&T JV’s shareholders. The Company notes that ID&T has granted to the ID&T JV an exclusive license to use all brands that ID&T has the rights to use in North America. Further, the agreement states that ID&T shall not directly or indirectly promote, market or organize, or directly or indirectly enter in into any contract with respect to any festivals, concerts, or other events to be performed in North America without the prior written consent of the Company.  If the Company consents to the festival, the event would be subject to the terms of the license agreement.

The Company next identified the significant decisions that most impact the economic performance of the entity.  These decisions include setting a budget for the ID&T JV and each festival, determining the number of festivals to run, how and when to generate sponsorship revenue and how to obtain financing or fund the operations if the ID&T JV is not able to obtain financing. As discussed below, each of these decisions is primarily the responsibility of the Company.

Consolidation is warranted by the Company’s overall management control.  As noted by the Staff, the Company will appoint the Co-CEO — Operations and the CFO, and ID&T will appoint the Co-CEO — Creative and the Chief Creative Officer. In practice the CFO and the Co-CEO — Operations are responsible for decisions concerning budgets, forecasts, financial controls, pricing and financing the ID&T JV. The budgets and the Company’s provision of financing determine the number of festivals that the ID&T JV will run. The Company’s budgeting controls over the ID&T JV’s operations reflect the risk/reward allocations of the contracting parties, as the Company is responsible for funding the ID&T JV and reaps the greater share of the ID&T JV’s profits. The Company’s management negotiated with the Company’s lenders to provide a credit facility to the Company that permitted the Company to fund the ID&T JV’s operations, within the context of the Company’s overall credit structure.  The Company expects that any new or amended credit facility it enters into would require similar negotiations with its lenders to provide the necessary support for the ID&T JV. Some other examples of the Company’s management control include responsibilities for sponsorships and event contracts.  The Company is responsible for developing and securing sponsorship revenue for the ID&T JV festivals. This is an area that is expected to have a significant financial impact on the future operations of the ID&T JV and an area where Company executives have significant experience. Management of the

ID&T JV is also supplemented by executives from the Company who, on behalf of the ID&T JV, negotiate and execute contracts for festival production services and talent acquisition.  These are key duties to the functioning of the ID&T JV.

It was the intention of the parties that the ID&T board members have control over content and the creative uses of the licensed intellectual property and festival brands. This creative oversight is also specified and is essentially duplicative of the protections set forth in the license agreement between the ID&T JV and ID&T and other licensing agreements in the industry.  The creative control should be viewed as a means for the continuing minority interest that ID&T holds to preserve the value of the brands they created, rather than an attempt to direct the activities of the Company.

Finally, the parties to the ID&T JV considered the appropriate accounting treatment when entering into the joint venture in light of their respective rights and obligations and explicitly agreed that it was the intent of the parties that the Company consolidate the operations of the ID&T JV.  Subsequent to the parties entering into the ID&T JV, they also agreed that in connection with the completion of the ID&T acquisition the Company will increase its equity ownership in the ID&T JV to 75%.

In considering the intent of the parties, the obligations of the Company to fund and absorb losses, and the substantial financial and operational responsibilities the Company performs that impact the economic performance of the ID&T JV, the Company has determined that consolidation of the ID&T JV is the appropriate treatment.  The inability of the Company to consolidate the ID&T JV would give a counter-intuitive result and provide poor disclosure for investors.

Separately, in evaluating the acquisition of a 75% majority ownership of ID&T, the Company similarly analyzed the steps of ASC-810 and determined that the acquisition of the ID&T business and the consolidation question will be governed under the voting model. The general rule when applying the voting model to corporations, or similar business entities, is that consolidation is based on whether the reporting enterprise owns more than 50% of the outstanding voting shares of an entity. Generally the voting model and majority ownership would determine consolidation unless the minority holder has participating voting rights that are so restrictive as to call into question whether control rests with the majority owner. Based on the respective rights of the Company and ID&T, the Company believes consolidation is mandated by the guidance under ASC-810.

Upon closing the acquisition, the board of ID&T will consist of five members, three from the Company and two from the minority holders. The Company-appointed members will have primary responsibility and oversight of non-event, non-promotion aspects of ID&T worldwide’s operations. In addition the Company-appointed directors can unilaterally approve “Simple-Majority Matters” which include approval of any credit or financing arrangements whether through a third party or from the Company. This ties in to the fact that the Company is obligated to support the funding and credit needs of ID&T while the minority holders are not.  The Company-appointed directors or their delegated officers also have the authority to hire and fire employees, except those officers appointed by the minority holders.

The minority holders have certain management and voting rights, predominantly those rights necessary to protect the minority holders’ interests in the intellectual property and the creative and content development aspects of the business. Again, these provisions, and the protective provisions regarding the employment of the officers appointed by the minority holders, relate to protecting the value of the intellectual property created by the minority holders, rather than dictating the future development of the business.

Board decisions that require unanimous consent are protective versus participating in nature. The Company continues to have authority over significant financial decisions including budgets, funding and obtaining credit for ID&T.

The Company believes that the rights of the minority holders do not call into question the Company’s control over the operations of the ID&T business.  Further, the Company believes that the management controls that the Company will exercise over the ID&T worldwide business, which are the same as for the ID&T JV, buttresses the Company’s position on consolidation. Accordingly, consolidation of our pending acquisition of 75% of ID&T is the appropriate accounting treatment.

Dilution, page 52

3.                                      We note the disclosure in the second paragraph indicating your net tangible book value was $(10.4) million or $(.20) per share as of March 31, 2013. As we are unable to determine how such amounts were calculated or determined, please supplementally provide us with your computations of these amounts.

The Company acknowledges the Staff’s comment and has attached as Schedule I a computation showing the corresponding amount at June 30, 2013.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 57

4.                                      Please revise to put footnote (2) next to the $(2,238) pro forma adjustment to service revenue and service direct costs in the pro forma statement of operations for 2012.

The Company acknowledges the Staff’s comment and has included the footnote reference.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 59

5.                                      We note from the company’s response to our prior comment 2 that certain indicators with respect to the contingent consideration for the Made business acquisition such as the formula for calculating the distribution payment may permit a determination that the payments should considered compensation. We also note that the company determined that the significant terms of the initial purchase agreement are such that the payments are part of the purchase consideration. We further note that the terms that led the company to make this determination include, but are not limited to, the inclusion of the contingent payments as part of the planned acquisition, the absence of a requirement that the sellers remain employees of the company to become eligible to receive the distribution payments and the provision of compensation in the sellers respective employment agreements that the company believes to be at a level commensurate to the services the sellers will provide. Given that the company has changed its accounting treatment for this contingent consideration since the last amendment that was filed and the fact that the accounting treatment for this arrangement appears to be somewhat subjective and requires thorough analysis, please supplementally explain to us why the acquisition agreement for the Made acquisition transactions includes a provision for payment of contingent consideration. As part of your response, please indicate which party to the agreement required the inclusion of such terms in the purchase agreement and explain why. Also, please supplementally provide us with a copy of any executed or draft purchase contracts for the acquisition of Made which clearly outline the terms of the contingent consideration. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and states that on August 21, 2013, the Company entered into a membership interest purchase agreement (“Made acquisition agreement”) with EZ Festivals, LLC and Made Event, LLC’s principals pursuant to which the company will acquire EZ Festivals, LLC and Made Event, LLC (collectively, “Made”).  The Made acquisition agreement includes a provision for payment of contingent consideration because the Company and the owners of Made could not agree on forecasts and value of Made when negotiating the agreement.  As a result, the Company and the owners of Made, through mutual negotiations, as an accommodation of the differences in determining the present valuation of anticipated future performance of the business, agreed to structure the purchase price with a one-time payment to the two owners of Made in an aggregate amount equal to 40% of the net income of the business for the year ended December 31, 2013, and annual payments to the two owners of Made in an aggregate amount equal to 30% of the net income of the business for each of the years ended December 31, 2014, 2015, 2016 and 2017.  As noted by the Staff, none of these payments are dependent on the recipient’s continued employment in the business and are property that may be transferred as part of the intended recipient’s estate planning. In addition, the Company and the owners of Made, through mutual negotiations, also agreed to a final purchase price to acquire the remaining 30% ownership interests no later than March 18, 2018 for a payment equal to the greater of $10.0 million or 30% of the businesses’ EBITDA for 2017 multiplied by ten, subject to certain adjustments. The Company respectfully advises the Staff that an executed version of the Made acquisition agreement is included in Exhibit 10.45 to Amendment No. 3.

6.                                      Refer to footnote (11) - We note that the amount of the pro forma adjustments to your income (loss) before taxes for the three months ended March 31, 2013 as disclosed in footnote (11) of $(56,160) does not agree to that reflected in your pro forma statement of operations for the period of $(55,887). Please reconcile and revise these amounts.

The Company acknowledges the Staff’s comment and has revised the amounts to reflect the June 30, 2013 information.

7.                                      Refer to footnote (12) - We note that the amount of the net loss attributable to SFX Entertainment Inc. for 2012 of $(64,386) as disclosed in footnote (12) does not agree to the amount reflected in your pro forma statement of operations for the period of $(64,356). Please reconcile and revise these amounts.

The Company acknowledges the Staff’s comment and has revised the amount to $64,876 in both the pro forma statement of operations and footnote (12).

8.                                      Refer to footnote (13) - Given that page 54 indicates that the acquisition of a 51% interest in ID&T JV occurred on January 1, 2013, please explain how the adjustment to the weighted average number of shares outstanding for the three months ended March 31, 2013 of 1,640,450 associated with this acquisition was calculated or determined since it appears the 2,000,000 shares issued in connection with this transaction were outstanding for the entire three month period ended March 31, 2013.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company took control of the ID&T JV on January 1, 2013 pursuant to the agreement among the parties; however, the shares and warrants issued in connection with the acquisition were actually issued on March 15, 2013.

Management’s Discussion and Analysis, page 72

Contractual and Commercial Commitments, page 90

9.                                      We note that the amount reflected in your pro forma table of contractual commitments for your purchase obligation associated with the remaining 30% interest in Made of $15,000 does not agree to the amount reflected in the pro forma balance sheet on page 56 of the registration statement of $15,958. Please reconcile and revise these disclosures.

The Company acknowledges the Staff’s comment and notes that the amount in the contractual commitment table has been updated to agree with the corresponding amount included in the pro forma balance sheet.

Critical Accounting Policies and Estimates, page 92

Stock-Based Compensation, page 92

Valuations of Common Stock, page 93

10.                               We note the changes that have been made to page 95 of MD&A in response to our prior comment 10. Once you have finalized the valuation of the stock based compensation grants issued subsequent to March 31, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise the discussion on pages 92 through 96 of MD&A to explain each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation.

The Company acknowledges the Staff’s comment and has revised the disclosure in the MD&A for grants issued subsequent to March 31, 2013. Additionally, the Company respectfully advises the Staff that it has updated the disclosure on pages 105-107 to explain the factors contributing to the fair values of the Company’s common stock at the time of grant.

11.                               Also, please revise your discussion in MD&A and the notes to your interim financial statements to explain the method and significant assumptions used to value the stock-based compensation grants made subsequent to March 31, 2013.

The Company acknowledges the Staff’s comment and has revised the MD&A and the notes to the Company’s interim financial statements to explain the method and significant assumptions used to value such stock-based compensation grants.

Planned Acquisitions, page 113

Totem Onelove Group Pty Ltd and Totem Industries Pty Ltd, page 114

12.                               We note from the disclosure included on page 115, that the asset contribution agreement for the Totem acquisition contains adjustments to the cash payment due at closing based on the business EBITDA for the fiscal year ended June 30, 2013 as follows:

•                  If EBITDA for such period exceeds AUD $11.2 million (or $10.0 million) the cash payment at closing will increase by an amount equal to seven multiplied by the difference between EBITDA for the fiscal year ended June 30, 2013 less AUD $11.2 million (or $10.0 million); or

•                  If EBITDA for such period is less than or equal to AUD $10.8 million (or $9.6 million) the cash payment at closing will decrease by an amount equal to seven multiplied by the difference between AUD $10. 8 million (or $9.6 million) less EBITDA for the fiscal year ended June 30, 2013.

Please revise the purchase price for the Totem acquisition transaction reflected in the pro forma financial information included on pages 54 through 73 of the registration statement to give effect to these terms of the acquisition agreement. The notes to the pro forma financial information should also be revised to disclose the terms of the arrangement and to explain how they impacted your determination of the cash purchase price for the Totem acquisition transaction.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that based on the financial results of Totem for the fiscal year ended June 30, 2013, there will not be a purchase price adjustment. The Company has revised the pro forma section accordingly.

13.                               The notes to the company’s audited and interim financial statements should also be revised to disclose these terms of the acquisition agreement and should also explain how these terms will impact the purchases price for the Totem acquisition transaction.

The Company acknowledges the Staff’s comment and has revised the disclosures in Notes 19 and 17 to the audited and interim financial statements, respectively. Further, the Company respectfully advises the Staff that based on the financial results of Totem for the fiscal year ended June 30, 2013, there will not be a purchase price adjustment.

Employment Agreements, page 129

14.                               We note from the disclosures included in the second and third paragraphs on page 131 that the company entered into employment agreements with Timothy J. Crowhurst and Joseph F. Rascoff in June of 2013 that each provided for the grant of options to acquire 1,400,000 shares of the company’s common stock. We also note that a portion of these options vested upon execution of the employment agreements and the vesting of 93,750 options previously granted to Mr. Rascoff was accelerated. Please revise the MD&A and the notes to your financial statements to disclose the nature and terms of these option grants and modifications. As part of your revised disclosure, you should also disclose the method and assumptions that were used to value these option grants, the amount of compensation expense that will be recognized in connection with these option grants and the period over which it will be recognized as expense. Also, please disclose the amount of any compensation charge that was recognized as a result of the accelerated vesting of Mr. Rascoff’s options and the amount of the charge recognized for those option grants that vested upon execution of the employment agreements.

The Company acknowledges the Staff’s comment and has revised the disclosures in the MD&A and the notes to the financial statements.

15.                               In a related matter, since it appears these revised employment agreements are attributed to the company’s planned public offering, please revise the pro forma statements of operations to give effect to these option grants. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment. The employment agreements between the Company and each of Mr. Rascoff and Mr. Crowhurst are not attributed to, nor were they entered into, in connection with the Company’s planned initial public offering.  Mr. Rascoff entered into his employment agreement on June 3, 2013 to serve as the Company’s Chief Operating Officer and he received options to purchase 1.4 million shares under this agreement.  Mr. Rascoff, who was an independent director at the time of his appointment, was actively involved in our business since 2012 and he continues to serve as one of our directors in addition to serving as Chief Operating Officer.

Mr. Crowhurst entered into his employment agreement on June 1, 2013 to serve as the Company’s President, and he received an initial grant of options to purchase 1.0 million shares under this agreement. Mr. Crowhurst serves as the Company’s President and his primary executive responsibility, other than the normal executive and administrative functions of a corporate president, is to lead our digital platform business. Subsequently, in August 2013, following negotiations between Mr. Crowhurst and the Company, the compensation committee issued Mr. Crowhurst an additional 410,000 options to increase his total option grants to 1.41 million options to equalize his compensation and equity position in the Company with that of other similarly situated executives. The August 2013 grant was made at the same time as several other grants to existing employees of the Company, some of whom, like Mr. Crowhurst, had previously received option grants in 2013.  Please note that a corrected copy of Mr. Crowhurst’s employment agreement has been filed as Exhibit 10.47 to Amendment No. 3.

The Company respectfully asserts that Mr. Rascoff and Mr. Crowhurst did not enter into their employment agreements, nor receive option grants, in connection with the Company’s planned initial public offering, and instead were issued such options as employee-based equity compensation under the Company’s primary equity compensation plan.  The Company will continue to record these option expenses as compensation expenses and not as expenses incurred in connection with the offering.

Principal stockholders, page 146

16.                               We note your response to our prior comment 15 and find it unresponsive. For One of Us Holding B.V., please revise to disclose the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock listed in the table. To the extent One of Us Holding B.V. is owned by other entities, we would expect that you provide us an analysis to identify the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock. Refer to Instruction 2 of Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Company acknowledges the Staff’s comment and has revised the disclosure to disclose the natural persons who have, sole or shared, voting or investment power with respect to the shares of our common stock owned by One of Us Holding B.V.

SFX Entertainment Inc.

Audited Financial Statements, page F-15

Note 19. Subsequent Events, page F-45

17.                               We note from the disclosure included in the second paragraph on page F-49 that the company has agreed to provide the sellers of i-Motion price protection for Euro/United States Dollar exchange rates below .7874 and in the event that after the end of the lockup period for one of the sellers of i-Motion, the price of your common stock falls below 80% of the initial public offering price of your common stock in the offering. Please tell us and revise Note 19 to explain in further detail the terms of the price protection provided to the sellers of i-Motion in the event the Euro/United States exchange rates fall below .7874. Similarly, please explain in further detail the terms of the arrangement with one of the sellers of i-Motion in the event that the price of your common stock falls below 80% of the initial public offering price of your common stock.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 20 of the June 30, 2013 interim financial statements and the pro forma financial information.

The Company further advises the Staff that the exchange rate price protection and the IPO price protection with respect to the purchase price of i-Motion have been estimated and an amount of $1.6 million has been included as additional contingent purchase price in the pro forma financial information. The Euro rate protection provides that the purchase price, which is expressed in dollars, will not be less than €12.6 million and the value of the common stock at the IPO price not less than €3.9 million. In the event that the Euro/United States Dollar exchange rate falls below .7874 the purchase price in United States Dollars will be increased so the consideration is at the minimum Euro threshold.

The Company respectfully advises the Staff that pursuant to the agreement with i-Motion, Seller 1 will have a window that expires 30 days after the six month lock-up period ends, and if Seller 1 sells the Company shares at less than 80% of the price of the Company stock at the IPO during this period, the Company has agreed to make a cash payment representing the difference between the actual proceeds and the amount computed at 80% of the IPO per share value.

At the time of the acquisition, the Company will value these protective provisions and include the estimated amount as contingent purchase consideration.

18.          In a related matter, please tell us and revise Note 19 to explain your planned accounting treatment in the event you are required to issue additional consideration as a result of the price protection provisions provided for under the terms of the i-Motion acquisition agreement. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 20 of the June 30, 2013 interim financial statements and the pro forma financial information. The Company respectfully advises the Staff that at the time of the acquisition the Company will value these protective provisions and include the estimated amount as contingent purchase consideration.

19.          Please note that if either of these price protection provisions could result in an adjustment to the purchase price for the i-Motion acquisition transaction, the notes to the pro forma financial information should be revised to include a sensitivity analysis that explains how these provisions could impact the purchase price for i-Motion. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure in note 4(b) of the pro forma financial information to include a sensitivity analysis of the range of the estimated value of these protective provisions and their effect on the purchase price of i-Motion.

20.          We note the caption “subsequent events (unaudited)” on page F-50 of the notes to the audited financial statements. Please note that all information included in the audited financial statements is required to be subject to audit by the independent registered accountant. Accordingly, please revise to eliminate this caption from Note 19 to the audited financial statements.

The Company acknowledges the Staff’s comment and has removed the unaudited caption from Note 19 of the audited financial statements.

SFX Entertainment Inc.

Interim Financial Statements, page F-53

Note 18. Segment Reporting, page F-81

21.          We note your response to our prior comment 28. As requested in our prior comment, please revise to reflect Beatport as a separate reportable segment in your interim financial statements for the six months ended June 30, 2013.

The Company acknowledges the Staff’s comment and has included Beatport as a separate segment, which we refer to as our “Digital” segment, in the June 30, 2013 interim financial statements.

Conforming Changes to Amendment No. 2 to Registration Statement (File No. 333-190092)

In accordance with the telephone conversation with Mr. Donald E. Field on August 20, 2013, the Company acknowledges that the Staff will not separately provide comments with respect to the Company’s public filing of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-190092) (the “Selling Stockholder Registration Statement”), filed with the Commission on August 12,

2013.  As discussed with Mr. Donald E. Field, the Company will conform the second amendment to the Selling Stockholder Registration Statement, to be filed following the filing of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-189564), with all applicable edits made thereto, including without limitation, the edits made in response to the Staff’s comments contained in the Comment Letter.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER
Aron Izower
Reed Smith LLP

Attachments

cc:           Howard J. Tytel, SFX Entertainment, Inc.

Schedule I

SFX Entertainment, Inc.

Tangible Book Value Calculation

June 30th, 2013

Attachment to comment Letter Response dated August 30, 2013

Comment 3.

Total Assets		$252,535,480
Less Intangibles and Goodwill	150,469,753
Less Liabilities	114,859,361
Less Deferred Costs	24,366,000
Less Mezzanine Equity	88,864,418
total reductions		(378,559,532)
Total Tangible Value		$(126,024,052)
Weighted Average shares (6 months ended June 30)		57,712,719
Tangible Asset Value Per share		$(2.18)